KW 3/1

UNITED ST[illegible]
SECURITIES AND EXCHA[illegible]
Washington, D.[illegible]

11015925

OMB APPROVAL	
[illegible]B Number:	3235-0123
[illegible]ires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 24 2011
WASHINGTON, DC
211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16444

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rives, Leavell & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1430 Lelia Drive
(No. and Street)

Jackson	MS	39216
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Roland Q. Leavell (601) 948-4500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eubank, Betts, Hirn, Wood, PLLC
(Name – *if individual, state last, first, middle name*)

P.O. Box 16090	Jackson	MS	39236
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/10

OATH OR AFFIRMATION

I, Roland Q. Leavell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rives Leavell & Co., Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

STATE OF MISSISSIPPI NOTARY PUBLIC ID # 86372 KIMBERLY W. ULRICH Commission Expires July 29, 2011 RANKIN COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (cash flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. N/A
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIVES, LEAVELL & CO., INC

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

CONTENTS

American Institute of
Certified Board Accountants

Mississippi Society of
Certified Public Accountants

An Independent Member of
CPA Associates International, Inc.,
A Worldwide Association of Accounting Firms

EUBANK BETTS

Eubank, Betts, Hirn, Wood, PLLC

A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS

3820 I-55 North, Suite 100
Jackson, MS 39211

Post Office Box 16090
Jackson, MS 39236-6090

Phone: 601-987-4300
Fax: 601-987-4314

www.eubankbetts.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

We have audited the accompanying statements of financial condition of Rives, Leavell & Co., Inc. as of December 31, 2010 and 2009 and the related statements of income (loss), changes in stockholder's equity, cash flows and changes in subordinated borrowings for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rives, Leavell & Co., Inc. as of December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Eubank, Betts, Hirn, Wood

EUBANK, BETTS, HIRN, WOOD, PLLC

Jackson, Mississippi
February 14, 2011

RIVES, LEAVELL & CO., INC.
Statements of Financial Condition
December 31, 2010 and 2009

ASSETS

	2010	2009
Cash and cash equivalents	$139,828	$209,932
Accounts receivable	16,714	42,524
Prepaid expenses	48,005	25,418
Income taxes receivable	435	435
Equipment and software, net of accumulated depreciation of $573,954 and $538,891, respectively	82,753	112,931
Deferred income taxes	30,000	1,000
Total assets	$317,735	$392,240

LIABILITIES AND STOCKHOLDER'S EQUITY

	2010	2009
Liabilities:		
Accounts payable	$ 2,686	$ 377
Accrued expenses	14,119	13,713
Total liabilities	16,805	14,090
Subordinated borrowings	200,000	200,000
Stockholder's equity:		
Common stock - $1 par value; 500,000 shares authorized; 61,880 shares issued and outstanding	61,880	61,880
Additional paid-in capital	425,100	425,100
Retained earnings (deficit)	(386,050)	(308,830)
Total stockholder's equity	100,930	178,150
Total liabilities and stockholder's equity	$317,735	$392,240

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.
Statements of Income (Loss)
Years Ended December 31, 2010 and 2009

	2010	2009
Revenues:		
Service fees	$ 849,107	$ 845,657
Commissions and brokerage	554,003	567,985
Broker service fees	72,631	114,467
Interest income	69	37
Other	20,202	900
Total revenues	1,496,012	1,529,046
Expenses:		
Salaries	645,085	644,186
Advertising	6,237	8,892
Business development	25,065	21,569
Commissions	291,845	199,095
Depreciation	39,301	40,818
Dues and subscriptions	32,662	24,073
Insurance	84,886	69,055
Interest	11,658	11,658
Office and miscellaneous	110,418	109,773
Postage and freight	20,899	31,217
Payroll taxes	59,130	49,086
Printing costs	17,779	22,555
Professional fees	45,869	33,204
Benefit Administration	30,575	12,898
Rent	117,655	104,655
Taxes - other than payroll	10,962	9,906
Telephone	13,326	11,000
Travel	38,880	32,437
Total expenses	1,602,232	1,436,077
Net income (loss) from operations before income tax expense (benefit)	(106,220)	92,969
Income tax expense (benefit)	(29,000)	33,000
Net income (loss)	$ (77,220)	$ 59,969

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2010 and 2009

	2010	2009
Common stock:		
Balance, beginning of year	$ 61,880	$ 61,880
Changes during the year	-	-
Balance, end of the year	61,880	61,880
Additional paid-in capital:		
Balance, beginning of year	425,100	425,100
Changes during year	-	-
Balance, end of the year	425,100	425,100
Retained earnings (deficit):		
Balance, beginning of the year	(308,830)	(368,799)
Net income (loss) for year	(77,220)	59,969
Balance, end of year	(386,050)	(308,830)
Total stockholder's equity	$ 100,930	$ 178,150

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.
Statements of Cash Flows
Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from (used for) operating activities:		
Net income (loss)	$ (77,220)	$ 59,969
Adjustments to reconcile net income to net cash provided by operating activities:		
Non-cash items:		
Depreciation expense	39,301	40,818
Deferred income taxes	(29,000)	33,000
Changes in assets and liabilities during the year:		
(Increase) decrease in income taxes receivable	-	411
Decrease in accounts receivable	25,810	31,776
Increase in prepaid expenses	(22,587)	(428)
Increase (decrease) in accounts payable	2,309	(3,666)
Increase (decrease) in accrued expenses	405	(13,982)
Cash flows from (used for) operating activities	(60,982)	147,898
Cash flows used for investing activities		
Cash paid for purchases of equipment and software	(28,622)	(33,246)
Proceeds from sale of fixed assets	19,500	-
Cash flows from (used for) financing activities	(9,122)	(33,246)
Net increase (decrease) in cash	(70,104)	114,652
Cash and cash equivalents, beginning of year	209,932	95,280
Cash and cash equivalents, end of year	$ 139,828	$ 209,932
Supplemental disclosures:		
Interest paid during the year	$ 11,658	$ 12,967
Income tax paid (received) during the year	$ -	$ -

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.
Statements of Changes in Subordinated Borrowings
Years Ended December 31, 2010 and 2009

	2010	2009
Subordinated borrowings, beginning of year	$ 200,000	$ 200,000
Changes during year	-	-
Subordinated borrowings, end of year	$ 200,000	$ 200,000

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.
Notes to Financial Statements
December 31, 2010 and 2009

Note 1 - Summary of significant accounting policies:

The summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America for the years ended December 31, 2010 and 2009.

Organization, nature of business and market concentrations:
The Company was incorporated in 1971, to engage in origination and brokerage activities for churches and non-profit institutions in various states, where registered, in the continental United States of America. The Company is registered with the Securities and Exchange Commission and qualified as a broker-dealer in thirty-eight states.

Recognition of revenues and expenses and basis of presentation:
The Company uses the accrual method of accounting. Revenues are recognized when earned, and expenses are recognized when incurred. The accompanying financial statements include the assets, liabilities, equity and financial activities of the Company.

Service fee and retail brokerage revenues are recognized as income, and service fees and retail brokerage commissions as expense, upon the satisfaction of the minimum escrow of certain bond issues. This escrow amount is normally a minimum of 40 percent of bond proceeds or such amount considered necessary to facilitate a first mortgage on the property of the Issuer of the bonds.

Additionally, Rives, Leavell & Co., Inc. earns service fee revenue from church underwriting activities related to "when issued savings". Such revenue is derived from church assignments of a portion of sinking fund payments, which have been or will be accumulated at the paying agent. The Company recognizes revenue as earnings on church sinking fund payments from bond issuance dates that accumulate in excess of debt service requirements due to bondholders. This revenue is related to bonds issued to investors subsequent to the date-of-closing issuance dates.

Equipment and software and depreciation:
Equipment and software is stated at cost less accumulated depreciation. For financial reporting, estimates of depreciation are provided by the straight-line method over lives ranging from five to seven years. Maintenance and repairs are charged to expense as incurred. For income tax purposes, depreciation is provided under statutory accelerated methods.

Cash and cash equivalents:
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with initial maturities of less than three months to be cash equivalents.

Note 1 - Summary of significant accounting policies (Continued):

Financial instruments:

The Company defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. Financial instruments included in the Company's financial statements included cash and cash equivalents and accounts receivable. Unless otherwise disclosed in the notes to the financial statements, the carrying value of financial instruments is considered to approximate fair value due to the short maturity and characteristics of such instruments.

Profit-sharing plan:

Effective January 1, 2009, the Company established a new 401k plan, covering full-time employees with six months of eligibility service. The plan provides for employee elective deferrals up to the maximum amount allowed by the Internal Revenue Service, which, for 2009 and 2010, is the greater of 100% of covered compensation or $16,500 ($22,000 if over age 50). The Company employer match is discretionary; during 2010, the Company matched 4 percent of employee deferrals, the aggregate of which amounted to $26,950 ($9,598 in 2009). The Company increased the match to 4 percent in 2010. The Company match contribution vests with employees over a six year period of tenured service with the Company.

Income taxes:

The Company files a federal tax return, and various state returns. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2007.

The Company follows the provisions of uncertain tax positions addressed in FASB Accounting Standards Codification 740. The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at December 31, 2010 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expenses and penalties in operating expenses. No such interest or penalties were recognized during the years presented. The Company had no accruals for interest and penalties at December 31, 2010 or 2009.

Certain items, such as depreciation and limitations on charitable contributions, are accounted for differently for financial reporting and income tax purposes. Deferred income taxes are provided in recognition of these timing differences. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Summary of significant accounting policies (Continued):

Advertising costs:

The Company follows the policy of expensing all advertising costs as incurred.

Note 2 – Equipment and software:

Equipment and software is comprised of the following:

	Estimated Useful Life	December 31 2010	2009
Office equipment	5 years	$459,099	$459,099
Software	5-7 years	168,984	168,984
Vehicle	7 years	28,624	23,739
		656,707	651,822
Less accumulated depreciation		(573,954)	(538,891)
		$ 82,753	$112,931

Depreciation expense amounted to $39,301 for the year ended December 31, 2010 ($40,818 for 2009).

Note 3 - Income taxes:

Income tax expense (benefit) is comprised of the following:

	Year Ended December 31 2010	2009
Current provision/benefit:		
Federal	$ -	$ -
State	-	-
Deferred	(29,000)	33,000
Income tax expense (benefit)	$ (29,000)	$ 33,000

Note 4 - Net capital requirements (Continued):

At December 31, 2010, the Company's debt to debt-equity ratio computed in accordance with Rule 15c3-1(d) was 0.00 percent.

Note 5 - Service fee agreement:

The Company operates under the terms of a service fee agreement with Reliance Trust Company of Atlanta, Georgia. The agreement provides that Reliance will receive, review, and accept the positions of Registrar, and Paying, Escrow, and Disbursing Agent with respect to all qualified programs originated by Rives, Leavell & Co., Inc. Substantially all bond issues directed by Rives, Leavell & Co., Inc. during the years ended December 31, 2010 and 2009 were served by Reliance Trust Company under the agreement.

Under the agreement, the Company provides administrative and consulting services in the development and closing of bond issues. In return for these services, the Company receives broker service fees revenue from Reliance Trust Company.

Note 6 - Operating leases:

The Company leases its office space under terms of a lease agreement with Partners III, LLC, an entity owned by the shareholder of the Company. The 36 month lease was effective June 1, 2010, and provides for monthly payments of $10,522. Rent expense amounted to $116,827 during the year ended December 31, 2010 ($104,655 during the year ended December 31, 2009).

Note 7 - Concentrations of risk:

The Company has funds deposited in financial institutions which at times exceed the $250,000 insurance provided by the Federal Deposit Insurance Corporation. At December 31, 2010, all of the Company's cash accounts were in amounts less than the FDIC limitations.

Note 8 – Subordinated borrowings:

The Company has subordination agreements with its shareholder for an aggregate amount of $200,000 at December 31, 2010. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. The borrowings may not be paid to the extent that they are required for the Company's continued compliance with minimum net capital requirements. The notes are due on September 1, 2016, and bear interest at a rate of prime plus 2.5 percent (5.75 percent at December 31, 2010).

Note 9 – Subsequent events:

Subsequent events have been evaluated through February 14, 2011, which is the date financial statements were available to be issued.

Note 4 - Net capital requirements (Continued):

At December 31, 2010, the Company's debt to debt-equity ratio computed in accordance with Rule 15c3-1(d) was 0.00 percent.

Note 5 - Service fee agreement:

The Company operates under the terms of a service fee agreement with Reliance Trust Company of Atlanta, Georgia. The agreement provides that Reliance will receive, review, and accept the positions of Registrar, and Paying, Escrow, and Disbursing Agent with respect to all qualified programs originated by Rives, Leavell & Co., Inc. Substantially all bond issues directed by Rives, Leavell & Co., Inc. during the years ended December 31, 2010 and 2009 were served by Reliance Trust Company under the agreement.

Under the agreement, the Company provides administrative and consulting services in the development and closing of bond issues. In return for these services, the Company receives broker service fees revenue from Reliance Trust Company.

Note 6 - Operating leases:

The Company leases its office space under terms of a lease agreement with Partners III, LLC, an entity owned by the shareholder of the Company. The 36 month lease was effective June 1, 2010, and provides for monthly payments of $10,522. Rent expense amounted to $116,827 during the year ended December 31, 2010 ($104,655 during the year ended December 31, 2009).

Note 7 - Concentrations of risk:

The Company has funds deposited in financial institutions which at times exceed the $250,000 insurance provided by the Federal Deposit Insurance Corporation. At December 31, 2010, all of the Company's cash accounts were in amounts less than the FDIC limitations.

Note 8 – Subordinated borrowings:

The Company has subordination agreements with its shareholder for an aggregate amount of $200,000 at December 31, 2010. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. The borrowings may not be paid to the extent that they are required for the Company's continued compliance with minimum net capital requirements. The notes are due on September 1, 2016, and bear interest at a rate of prime plus 2.5 percent (5.75 percent at December 31, 2010).

Note 9 – Subsequent events:

Subsequent events have been evaluated through February 14, 2011, which is the date financial statements were available to be issued.

American Institute of
Certified Board Accountants

Mississippi Society of
Certified Public Accountants

An Independent Member of
CPA Associates International, Inc.,
A Worldwide Association of Accounting Firms

EUBANK BETTS

Eubank, Betts, Hirn, Wood, PLLC

A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS

3820 I-55 North, Suite 100
Jackson, MS 39211

Post Office Box 16090
Jackson, MS 39236-6090

Phone: 601-987-4300
Fax: 601-987-4314

www.eubankbetts.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

We have audited the financial statements of Rives, Leavell & Co., Inc. as of and for the years ended for 2010 and 2009, and have issued our report dated February 14, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eubank, Betts, Hirn, Wood

EUBANK, BETTS, HIRN, WOOD, PLLC

Jackson, Mississippi
February 14, 2011

Schedule 1

RIVES, LEAVELL & CO., INC.
Computation of Net Capital Under Rule 15c3-1
December 31, 2010

Net capital

Total stockholder's equity	$ 100,930
Additions:	
Subordinated borrowings	200,000
	300,930
Deductions and charges:	
Less non - allowable assets:	
Equipment, net of accumulated depreciation	(82,753)
Accounts receivable	(6,786)
Prepaid expenses	(48,440)
Deferred income tax (asset)	(30,000)
	(167,979)
Net capital before haircuts on security positions	132,951
Haircuts on security positions	(2,210)
Net capital	$ 130,741

Aggregate indebtedness

Items included in the statement of financial condition:	
Accounts payable	$ 2,686
Accrued expenses	14,119
	$ 16,805

Computation of basic net capital requirements

Minimum net capital required, 6-2/3% of aggregate indebtedness or $5,000	$ 5,000
Excess net capital	$ 124,741

Ratio of aggregate indebtedness to net capital	12.85%
Debt to debt-equity ratio	0.00%

Schedule 2

RIVES, LEAVELL & CO., INC.
Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2010

Inasmuch as the net capital per Part IIA of the quarterly December 31, 2010 FOCUS report, as originally filed, was in agreement with Schedule 1 of this report; no reconciliation is necessary.

Schedule 3

RIVES, LEAVELL & CO., INC.
Customer Protection Reserve Requirement
December 31, 2010

The Company acts solely in an agency capacity, and, as such, does not clear transactions or maintain customer accounts. Accordingly, in accordance with Sub-paragraph (K)(2)(1), the Company is exempt from the Customer Protection Reserve requirement.

American Institute of
Certified Board Accountants

Mississippi Society of
Certified Public Accountants

An Independent Member of
CPA Associates International, Inc.,
A Worldwide Association of Accounting Firms

EUBANK BETTS

Eubank, Betts, Hirn, Wood, PLLC

A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS

3820 I-55 North, Suite 100
Jackson, MS 39211

Post Office Box 16090
Jackson, MS 39236-6090

Phone: 601-987-4300
Fax: 601-987-4314

www.eubankbetts.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

In planning and performing our audit of the financial statements and supplemental schedules of Rives, Leavell & Co., Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Rives, Leavell & Co., Inc. as of and for the year ended December 31, 2010, and this report does not affect our report thereon dated February 14, 2011.

The Company's limited accounting staff's size does not provide for adequate segregation of duties in the various accounting functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eubank, Betts, Hirn, Wood

EUBANK, BETTS, HIRN, WOOD, PLLC

Jackson, Mississippi
February 14, 2011

American Institute of Certified Board Accountants
Mississippi Society of Certified Public Accountants
An Independent Member of CPA Associates International, Inc., A Worldwide Association of Accounting Firms

EUBANK BETTS
Eubank, Betts, Hirn, Wood, PLLC
A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS

3820 I-55 North, Suite 100
Jackson, MS 39211
Post Office Box 16090
Jackson, MS 39236-6090
Phone: 601-987-4300
Fax: 601-987-4314
www.eubankbetts.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO SIPC-7T

To the Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SPIC) for the Year Ended December 31, 2010, which were agreed to by Rives Leavell & Company, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you and the other specified parties in evaluating Rives Leavell & Company, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Rives Leavell & Company, Inc.'s management is responsible for Rives Leavell & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in form SIPC-7T with respective cash disbursement records entries, including cancelled checks noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we

performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be and should not be used by anyone other than these specified parties.

Eubank, Betts, Hirn, Wood

EUBANK, BETTS, HIRN, WOOD, PLLC

Jackson, Mississippi
February 14, 2011

RIVES, LEAVELL & CO., INC.

Assessments and Payments to Securities Investor Protection Corporation (Form SIPC-7T)

Year Ended December 31, 2010

Total revenue (FOCUS line 12/Part IIA):	
January 1, 2010 through December 31, 2010	$1,496,012
Less deduction - interest expense	(11,658)
SIPC net operating revenue	$1,484,354
General assessment @ .0025:	$ 3,711
Less payments:	
June 30, 2010	(676)
January 31, 2011	(3,035)
Balance due	$ -

See accompanying accountants' report on applying agreed-upon procedures